===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 6)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000

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





                                SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 6. Purposes of the Transaction and Plans or
        Proposals.

          On December 21, 2000, Parent and the Purchaser delivered to the Company a notice of intention to nominate four nominees for election to the Company Board at the Company's 2001 annual meeting of Shareholders. Subject to their fiduciary duties to the Company and the Shareholders, these nominees, if elected, are expect to support the Offer and the Proposed Merger. The full text of a press release, dated December 21, 2000, issued by Parent with respect to the nomination notice is filed herewith as Exhibit (a)(5)(E).

          On December 21, 2000, Parent and the Purchaser filed a preliminary proxy statement (the "Preliminary 2001 Annual Meeting Proxy Statement") with the Commission in connection with the solicitation of proxies from the Shareholders with respect to the Annual Meeting. The Preliminary 2001 Annual Meeting Proxy Statement is filed herewith as Exhibit (a)(5)(F).

Item 12. Exhibits.

(a)(5)(E)         Press  release  issued  by  Weyerhaeuser  Company,  dated
                  December 21, 2000.

(a)(5)(F)         Preliminary Proxy Statement in respect of
                  Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on December 21, 2000.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                COMPANY HOLDINGS, INC.,

                                                      by

                                                       /s/ STEVEN R. ROGEL
                                                    --------------------------
                                                    Name:  Steven R. Rogel
                                                    Title: President


                                                WEYERHAEUSER COMPANY,

                                                      by

                                                       /s/ STEVEN R. ROGEL
                                                    --------------------------
                                                    Name:  Steven R. Rogel
                                                    Title: President and Chief
                                                           Executive Officer

           Dated: December 21, 2000

                                 EXHIBIT INDEX


Exhibit No.                Description

(a)(5)(E) Press release issued by Weyerhaeuser Company, dated December 21, 2000.

(a)(5)(F) Preliminary Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on December 21, 2000 (incorporated by reference to the Preliminary Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on December 21, 2000).

                                                             Exhibit (a)(5)(E)

                                                   [Weyerhaeuser Company logo]

News Release

FOR IMMEDIATE RELEASE

                  WEYERHAEUSER COMPANY PROPOSES FOUR DIRECTOR
                  NOMINEES TO THE WILLAMETTE INDUSTRIES BOARD


FEDERAL WAY, Wash., December 21, 2000 - Weyerhaeuser Company (NYSE: WY) today provided notice to Willamette Industries (NYSE: WLL) of its intention to nominate four candidates for election to Willamette's board of directors at the company's 2001 annual meeting of shareholders.

While Willamette's annual meeting has not yet been scheduled, its annual meeting is normally held in April.

Weyerhaeuser noted that while it would prefer to meet with the board and management of Willamette to negotiate a transaction between Weyerhaeuser and Willamette, this action has been taken in the event that it becomes necessary to conduct a proxy contest in order to facilitate the proposed transaction.

The four individuals Weyerhaeuser intends to nominate as Willamette directors are listed below:

        o John W. Creighton, Jr.: retired chief executive officer Weyerhaeuser Company; director, UAL, Inc.; director, Unocal Corporation

        o Thomas M. Luthy: retired senior vice president--Wood Products, Weyerhaeuser Company

        o Robert C. Lane: retired vice president and general counsel, Weyerhaeuser Company; director, Public Utility Board, City of Tacoma, Washington

        o Evelyn Cruz Sroufe: former senior vice president-- Worldwide Operations, Visio Corporation

Of Weyerhaeuser's proposed slate of four director nominees, three would be nominated to replace the three Willamette directors up for reelection at the next annual meeting as a result of the expiration of their three-year terms, and one would be nominated to replace a Willamette director who, as a replacement director, is also up for reelection at the next annual meeting.


                                    -more-

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 1999, sales were $12.3 billion. It has offices or operations in 13 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at http://www.weyerhaeuser.com.

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 4, 2001. CHI may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of CHI's tender offer statement, are satisfied. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

On December 21, 2000, Weyerhaeuser and CHI filed with the Commission a preliminary proxy statement in connection with the election of the nominees of Weyerhaeuser and CHI (the "Weyerhaeuser Nominees") to the Willamette board of directors at the Willamette 2001 annual meeting of shareholders. Weyerhaeuser will prepare and file with the Commission a definitive proxy statement regarding the election of the Weyerhaeuser Nominees and may file other proxy solicitation material regarding the election of the Weyerhaeuser Nominees or the proposed business combination between Weyerhaeuser and Willamette. Investors and security holders are urged to read the definitive proxy statement and any other proxy material, when they become available, because they will contain important information. The definitive proxy statement will be sent to shareholders of Willamette seeking their support of the election of the Weyerhaeuser Nominees to the Willamette board of directors. Investors and security holders may obtain a free copy of the tender offer statement, the definitive proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the definitive proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.

                                    -more-

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Willamette shareholders is available in the preliminary proxy statement filed by Weyerhaeuser and CHI with the Commission on Schedule 14A on December 21, 2000.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at http://www.weyerhaeuser.com.

Weyerhaeuser contacts:


     Analysts                                                   Media
     Kathryn McAuley        Joele Frank / Jeremy Zweig          Bruce Amundson
     Weyerhaeuser           Joele Frank, Wilkinson              Weyerhaeuser
     (253) 924-2058         Brimmer Katcher                     (253) 924-3047
                            (212) 355-4449